U. S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25

                 Notification of Late Filing

                                 SEC File Number _________
                                    Cusip Number 229725106

Form 10-QSB
For Period Ended January 10, 1999

      Nothing in this form shall be construed to imply  that
the   Commission  has  verified  any  information  contained
herein.

      If the notification relates to a portion of the filing noted above, identify the Item to which the notification relates:

          Part I - Financial Information and Exhibit 27.


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
          Cucos Inc.

Address of Principal Executive Office:
          110 Veterans Blvd., Suite 222, Metairie, LA 70005


PART II -- RULES 12b-25 (b) AND (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part
III   of   this   form  could  not  be  eliminated   without
unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          Not applicable.


PART III -- NARRATIVE

     It is anticipated that the Registrant may need to incur an impairment loss under FASB 121 due to the continuing under-performance of certain restaurants. Additional items are required to complete the complex calculation required under the accounting standard and to obtain the necessary approvals for such a write-off.


PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

          Vincent J. Liuzza, Jr. , 504-836-3135

      (2)   Have  all other periodic reports required  under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

          Yes.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           Yes. The loss before extraordinary expenses for the Quarter ended January 10, 1999, will be $441,000 compared to $229,000 for the Comparable Quarter of last year. In addition, the Registrant is considering additional write-downs in excess of $1,000,000 due to the impairment of certain restaurant assets.

     Cucos Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 24, 1999      By:/s/
                                 Vincent J. Liuzza, Jr.
                                 Chief Executive Officer